October 5, 2022

Mr. Tony Watson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Christopher Carroll
Senior Vice President and Chief Accounting Officer
Interpublic Group
909 Third Avenue New York, NY 10022

www.interpublic.com
(646) 417-1255

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal year Ended December 31, 2021 Filed February 22, 2022
Form 8-K Filed February 10, 2022
Response dated September 9, 2022
File No. 001-06686

Dear Mr. Watson:

By letter dated September 19, 2022, the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain additional comments to the response letter filed with the Staff on September 9, 2022 (the “September 9 Letter”) related to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” "IPG," the "agency," or “we”) for the fiscal year ended December 31, 2021, filed on February 22, 2022 and the Current Report on Form 8-K, furnished on February 10, 2022. This letter sets forth our responses to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.

Form 10-K for Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note your response to comment 1. Please identify "Credit Agreement EBITDA" as a non-GAAP measure or explain why you do not believe the measure represents a non-GAAP measure. Refer to Item 10(e) of Regulation S-K.

In future filings, we will clearly identify Credit Agreement EBITDA as a non-GAAP measure in consideration of Item 10(e) of Regulation S-K. We have updated the below statement, previously provided to the Staff in our September 9 Letter, to make such identification:

“We were in compliance with all of our covenants in the Credit Agreement as of [date of current form 10-K or 10-Q]. Management utilizes Credit Agreement

EBITDA, which is a non-GAAP financial measure, as well as the amounts shown in the table below, calculated as required by the Credit Agreement, in order to assess our compliance with such covenants.”

2. We have reviewed your response to comment 2 but continue to believe that your presentation of operating expense ratios based on revenue before billable expenses is not appropriate. Please revise to eliminate the presentation of operating expenses as a percentage of revenues before billable expenses. Please note that we will not object to your presentation of segment EBITA and segment EBITA margin as a percentage of revenue before billable expenses since this is your segment measure of profitability as long as no totals or subtotals for your combined segment operations are provided.

In future filings, we will expand our Management's Discussion and Analysis of Financial Condition and Results of Operations to first include the presentation of operating expense ratios based on total revenue, including a discussion of any significant fluctuations, prior to the presentation of operating expense ratios based on revenue before billable expenses.

As previously detailed in our September 9 Letter, operating expense ratios based on revenue before billable expenses are used internally by management to manage the business, measure financial performance, set budgets and pay incentives due to the close correlation between operating expenses and revenue before billable expenses. Examples of key internal presentations or processes in which we utilize and rely on metrics developed solely on revenue before billable expense include, but are not limited to, the following:

•Annual budget and quarterly results provided by our management to our Board of Directors and Audit Committee;
•Monthly reviews by our Chief Operating Decision Maker;
•Financial planning process – internal budgets and forecasts developed by our networks and agencies; and
•Incentive compensation – incentive targets and achievement of results reviewed and approved by the Board of Directors and Compensation Committee.

We do not use expense ratios based on total revenue because they are very variable due to the billable expense component in total revenue and do not believe changes in billable expenses have any impact on our results of operations. As a result, neither total revenue nor any metric based on total revenue is used or measured in any of the Company’s internal metrics or included within our various materials presented to management or the Board of Directors.

Correspondingly, we provide guidance to our investors solely based on revenue before billable expenses, and our external analysts consider operating expense ratios based on revenue before billable expenses to be the most important and transparent metrics in their evaluation of our financial performance and financial prospects. Therefore, in order for investors to fully understand the business through the eyes of management, and to benchmark against many of our closest global peers, we believe it is both appropriate and useful to continue to disclose operating expense ratios based on revenue before billable expenses in addition to disclosing operating expenses ratios based on total revenue.

Form 8-K Filed February 10, 2022
Exhibit 99.1, page 11

3. We note your response to comment 3 but do not believe your response addressed the concern raised in our comment. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and will revise our presentation to remove the adjustment for the impact of the valuation allowance in our fourth quarter 2022 earnings materials.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (646) 417-1255.

Sincerely,

/s/ Christopher Carroll

Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer